UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Kite Pharma, Inc.

File No. 333-196081 – CF#35151

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Kite Pharma, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 19, 2014, as amended.

Based on representations by Kite Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.18	through May 10, 2020
Exhibit 10.19	through May 10, 2020
Exhibit 10.20	through May 10, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary